EMAIL: AFINERMAN@olshanlaw.com

DIRECT DIAL: 212.451.2289

October 14, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

   Branch Chief – Legal

Re:	Crossroads Systems, Inc.
Post-Effective Amendment No. 3 to Form S-3
Filed October 5, 2015
File No. 333-172792
Post-Effective Amendment No. 3 to Form S-3
Filed October 5, 2015
File No. 333-188549

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated October 13, 2015 with respect to the post-effective amendments referenced above (collectively, the “Post-Effective Amendment”).

A courtesy copy of this letter is being provided directly to the staff for its convenience (attention: Mitchell Austin, Esq., Staff Attorney).

To facilitate the staff’s review, the Commission’s comments are provided before each of the Company’s responses thereto.

General

1.	Please advise whether any offers or sales have been made under the registration statement after February 28, 2015. If such offers or sales were made, please provide an analysis supporting your belief that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3), as well as the undertaking included in your registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K.

October 14, 2015

Response: The registration statements and prospectuses with file nos. 333-172792 and 333-188549 were combined and converted on Form S-3 upon the filing of a post-effective amendment on February 28, 2014, which was declared effective by the Commission on March 5, 2014. The offers and sales made after February 28, 2015 were made under such combined prospectus on Form S-3. Such prospectus was consistent with the applicable requirements of the Securities Act of 1933, as amended, including Section 10(a)(3), as well as the undertaking included in the registration statement that conforms to Item 512(a)(1)(i) of Regulation S-K, as such prospectus has been continuously updated through the forward incorporation by reference of the Company’s reports on Form 10-K, Form 10-Q and Form 8-K pursuant to Item 12 of Form S-3. The Company filed the Post-Effective Amendment on October 5, 2013 with an updated prospectus for the purpose of substituting a selling securityholder.

2.	We note that you have filed a combined prospectus under both registration statement file numbers (file nos. 333-172792 and 333-188549). Please withdraw the post-effective amendment with a file number of 333-172792. In this regard, Securities Act Rule 429(a) calls for the filing of a combined prospectus in the latest registration statement.

Response: As requested by the staff, the Company has requested the withdrawal of the post-effective amendment with a file number of 333-172792 through the filing with the Commission of Form AW on October 14, 2015.

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The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Post-Effective Amendment; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

October 14, 2015

Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Post-Effective Amendment, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mitchell Austin, Esq.
Mr. Richard K. Coleman, Jr.
Ms. Jennifer Ray Crane